SEC File Number
000-06506
CUSIP Number
654892108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: November 4, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nobility Homes, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

3741 S.W. 7th Street

(Address of Principal Executive Office (Street and Number))

Ocala, Florida 34474

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nobility Homes, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-K for the year ended November 4, 2023 (the “Form 10-K”) because its ongoing financial statement audit, whereby most of the remaining in-process audit procedures relate to the capitalization of costs in Company’s finished goods inventory. Until such audit work is complete, the Company is unable to finalize the audit of its financial statements for the year ended November 4, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lynn J. Cramer	352	732-5157
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report that sales for fiscal year 2023 increased 23% to $63.3 million as compared to $51.5 million recorded in fiscal year 2022. For the fourth quarter of fiscal 2023, the Company expects sales of $14.7 million as compared to $16.2 million in the fourth quarter of last fiscal year. The Company’s financial position during fiscal year 2023 remains strong with cash and cash equivalents, certificates of deposit and short-term investments of $24.6 million and no outstanding debt.

NOBILITY HOMES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 2, 2024	By	/s/ Lynn J. Cramer, Jr.
Lynn J. Cramer, Jr.
Treasurer and Principal Accounting Officer